Exhibit 99.3

The Generation Essentials Group to Hold Extraordinary General Meeting on December 7, 2026

NEW YORK & LONDON -- The Generation Essentials Group (NYSE: TGE; LSE: TGE) (“TGE” or the “Company”), today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 9:00 a.m. (Eastern Standard Time) on December 7, 2026. The EGM will be held as a hybrid meeting with a physical meeting located at 66 Rue Jean-Jacques Rousseau, 75001 Paris, France and virtual attendance and participation by members and/or proxies via the internet at https://www.cstproxy.com/thegenerationessentials/2026.

A proposal to consolidate the Company’s shares will be submitted to the Company’s shareholders to be considered and voted upon at the EGM. If the proposal is approved by an ordinary resolution of the shareholders, (a) every fifteen (15) issued and unissued voting Class A ordinary shares of a par value of US$0.0000000264856557377049 each in the share capital of the Company will be consolidated into one (1) voting Class A ordinary share of a par value of US$0.0000003972848360655735 each, (b) every fifteen (15) issued and unissued voting Class B ordinary shares of a par value of US$0.0000000264856557377049 each will be consolidated into one (1) voting Class B ordinary share of a par value of US$0.0000003972848360655735 each, and (c) every fifteen (15) issued and unissued non-voting redeemable preferred shares of a par value of US$0.0000000264856557377049 each will be consolidated into one (1) non-voting redeemable preferred share of a par value of US$0.0000003972848360655735 each (collectively, the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be changed from US$50,000 divided into 1,887,814,313,346.23 shares of a par value of US$0.0000000264856557377049 each to US$50,000 divided into 125,854,287,556.42 shares of a par value of US$0.0000003972848360655735 each, comprising of (i) 119,403,256,791.2313 voting Class A ordinary shares, (ii) 4,854,429,177.56286 voting Class B ordinary shares and (iii) 1,596,601,587.62089 non-voting redeemable preferred shares (in each case, as rounded for presentation purposes only, or equivalent in fractions). In respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the board of directors of the Company in its sole discretion, the directors will be authorized to settle any difficulty which arises in relation to the Share Consolidation as they consider expedient, including by capitalizing amounts standing to the credit of any reserve or fund of the Company and applying such sum in paying up unissued shares to round up any fractions of shares issued to or registered in the name of shareholders following or as a result of the Share Consolidation.

The Share Consolidation is intended to enable the Company to regain compliance with the New York Stock Exchange’s continued listing standard relating to minimum average closing share price. There can be no assurance that the Share Consolidation, if approved and implemented, will result in a proportionate increase in the per-share price of the Company’s ordinary shares, that any increased share price can be maintained, that the Share Consolidation will not adversely impact the market capitalization or liquidity of the Company’s shares, or that the Company will successfully regain or maintain compliance with the NYSE’s minimum bid price requirement or other continued listing standards.

The Board has fixed the close of business on November 9, 2026 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, to attend, and to vote at, the EGM or any adjourned or postponed meeting thereof. Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to notice of, and to attend and vote at, the EGM or any adjournment or postponement thereof, in person at the meeting venue or virtually by means of electronic facilities. The notice of the EGM, which sets forth the resolution to be submitted for shareholder approval at the meeting, is available on the Company’s website at https://www.thegenerationessentials.com/.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and The Generation Essentials Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

IR Office

The Generation Essentials Group

EMAIL: ir@tge.media